Exhibit 99.1

HELIX BIOPHARMA CORP. UPDATES SHAREHOLDERS ON COURT APPROVAL OF SETTLEMENT

(Aurora, Ontario) – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”) announced today that it has obtained an Order of the Ontario Superior Court of Justice approving the settlement that Helix entered into with the Concerned Shareholders and others on March 14, 2012, and dismissing the related court proceedings. Among other things, the approved settlement specifies the composition of Helix’s current, reconstituted, board of directors, and provides that Helix’s next annual general meeting of shareholders will not be held prior to January 15, 2013.

Accordingly, notwithstanding Helix’s news release dated January 30, 2012 which indicated that Helix expected to call a new meeting for the election of directors within three months, Helix intends to hold its next meeting of shareholders for the election of directors in January, 2013.

In the meantime, the board of directors of Helix looks forward to continuing to meet with shareholders, and to providing further updates to Helix’s shareholders on the state of the company going forward.

Investor Relations:
Helix BioPharma Corp.
Tel: (905) 841-2300
Email: ir@helixbiopharma.com

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Forward-Looking Statements and Risks and Uncertainties
This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws, including forward-looking statements regarding the timing for Helix’s next shareholder meeting for the election of directors. Forward-looking statements, which may be identified by words including, without limitation, “intends”, “providing” and other similar expressions, are intended to provide information about management’s current plans and expectations regarding future operations. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties that may cause actual results or events to differ materially from those anticipated and no assurance can be given that these expectations will be realized, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, without limitation, that Helix will not be required to convene a shareholder meeting for the election of directors prior to January 15, 2013, and those factors under identified in Helix’s Annual Report on Form 20-F, including under the headings “Forward-Looking Statements” and “3.D Risk Factors”, filed with the SEC at www.sec.gov and with the Canadian securities administrators at www.sedar.com. Forward-looking statements and information are based on the beliefs, assumptions and expectations of Helix’s management at the date of this News Release, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions or expectations, or other circumstances change, except as required by law.